1585 Broadway New York, NY 10036-8299 Telephone 212.969.3000 Fax 212.969.2900	LOS ANGELES WASHINGTON BOSTON BOCA RATON NEWARK NEW ORLEANS PARIS

May 19, 2006

VIA EDGAR (CORRESPONDENCE)

Robert F. Telewicz, Jr.
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561

Re:	Lightstone Value Plus Real Estate Investment Trust, Inc. (the “Company”)
Item 4.02 Form 8-K
File No. 333-117367

Dear Mr. Telewicz:

We are writing this letter in response to the Staff’s comment letter dated May 16, 2006. For your convenience, we have restated your comments below in their entirety.

1.
Please tell us if your certifying officers have reconsidered the effect on the adequacy of your disclosure controls and procedures as of the end of the periods covered by your Form 10-K for the year ended December 31, 2005 in light of the material error you have disclosed.

We respectfully inform the Staff that in our previous election to treat increases in advances from an affiliate as a source of operating cash flows, we considered the fact that such funds became available to the Company on terms similar in nature to those of a trade vendor.  Specifically, we considered the facts that we are not obligated to pay interest on such advances and that we have not pledged any collateral, nor provided any negative covenants prior to receiving such advances (all attributes normally associated with a financing transaction).  Considering the standard of reporting changes in trade payables as a working capital change in the Operating Cash flows section of the Consolidated Statement of Cash Flows, we elected to treat increases in amounts advanced by our affiliate in the same manner.

 Following our discussions with the Staff in response to a comment in connection with a Post-Effective amendment that was filed by the Company and after the review and consideration of reporting precedents established by some of our competitors in the non-traded REIT industry, we elected to reclassify increases in amounts due to affiliates from Operating Cash Flows to Financing Cash Flows.   In our opinion, the choice to effect this reclassification was discretionary.  Accordingly, we do not view our revised presentation of an increase in amounts due to affiliates as the correction of an error and more importantly, do not believe that our disclosure controls and procedures can be retrospectively judged as ineffective in response to such reclassification.

PROSKAUER ROSE LLP

Robert F. Telewicz, Jr.	May 19, 2006
Securities and Exchange Commission	Page 2 of 3

2.	Tell us how you have considered the disclosure requirements of APB 20 and APB 9 when preparing your amended Form 10-K for the period ended December 31, 2005.

We respectfully inform the Staff, in amending our Form 10-K, the modification of our consolidated financial statements was limited exclusively to the Consolidated Statements of Cash Flows.  Adjustments to the Consolidated Balance Sheets, Consolidated Statements of Operations and Consolidated Statements of Stockholder's Equity were not required.   In modifying the Statement of Cash Flows, we reclassified the previously reported increase in amounts due to affiliates from Operating Cash Flows to Financing Cash Flows.  As such, no other adjustments to the financial statements were made.

   In your citing APB 20, we agree with the Staff that the reclassification of the increase in amounts due to affiliates from Operating Cash Flows to Financing Cash Flows represents a change in accounting principal  (as defined by APB 20 to include a change in the method of applying the provisions of an accounting principal).  Accordingly, consistent with the recommendations of APB 20, we added Footnote 6 to our audited financial statements for the purpose of clearly demonstrating the effect of such reclassification.  We do not believe further disclosure or modification of the financial statements is required given the fact that our restatement of the financial statements was limited to the reclassification of a cash flow item. In the absence of adjustments to the Consolidated Statements of Operations, we did not consider APB 9, which we view as being only intended to address the determination and reporting of net income.

* * * * *

The Company hereby acknowledges that: (i) should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing; (ii) the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

PROSKAUER ROSE LLP

Robert F. Telewicz, Jr.	May 19, 2006
Securities and Exchange Commission	Page 3 of 3

Thank you very much for your prompt review of these materials. Please call me at (212) 969-3445 should you or any other member of the Staff have any questions or additional comments.

Very truly yours,

/s/ Peter M. Fass

Peter M. Fass

cc:	Mr. David Lichtenstein (Lightstone)
Mr. Michael Schurer (Lightstone)